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                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.


                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS


                        Filed under section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended



                              ELEKTRA NORESTE, S.A.

                        (Name of foreign utility company)



                                       by



                         TECO POWER SERVICES CORPORATION
                            (Name of filing company)

                            702 North Franklin Street
                              Tampa, Florida 33602
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          TECO Power Services Corporation, a Florida corporation ("TPS"), hereby files with the Securities and Exchange Commission (the "Commission") pursuant to
Section 33 of the Public Utility Holding Company Act of 1935, as amended (the "Act"), this Form U-57 for the purpose of notifying the Commission that Elektra Noreste, S.A. ("NORESTE"), a Sociedad Anonima ("S.A.") formed in Panama, is a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Act, and hereby claims for NORESTE the status as a FUCO under the Act.

          NORESTE does not derive and will not derive any part of its income, directly or indirectly, from the generation, transmission or distribution of electric energy for sale (or the distribution at retail of natural or manufactured gas for heat, light or power) within the United States. Neither NORESTE nor any of its subsidiary companies is or will be a public utility operating within the United States.

                                     ITEM 1
                                     ------

          State the name of the entity claiming foreign utility company status, its business address, and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. To the extent known, identify each person that holds five percent (5%) or more of any class of voting securities of the foreign utility company and describe the amount and nature of the interest.

Name and Business Address:
-------------------------

Elektra Noreste, S.A. f/k/a/ Empresa Distribucion Electrica Noreste, S.A. Edificio Hatillo
7(degree) Piso, Torre A
Panama City, Panama

Description of Facilities:
-------------------------

          NORESTE is a distribution company that covers the eastern half of Panama and the industrial Colon Region. NORESTE serves 165,000 customers. In 1997, NORESTE totaled energy sales of 1,300 GWH. The NORESTE distribution system serving the Panama City area comprises 23.4 kilometers of 115 kV local lines. Service to the Colon Region comprises 18.2 kilometers of 44 kV lines. The remaining service areas comprise local lines varying between 2.4 kV and 13.8 kV,

                                       2
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with total line lengths of 4,346 kilometers above-ground and an additional 58 kilometers below-ground.  NORESTE operates 7 substations.


Ownership:
---------

          NORESTE is a company formed under the laws of Panama. NORESTE is owned 51% by Panama Distribution Group, S.A. ("NORESTE Holdco"). Grupo EGI NORESTE, S.A. owns an option which, when exercised, will give it a 20% interest in NORESTE Holdco. EGI Holdco Panama, S.A. ("EGI Holdco") owns 100% of Grupo EGI NORESTE, S.A. EGI Holdco is owned 100% by MesoAmerica Power Development, Ltd. ("MesoAmerica"), a Bermuda exempt company, limited by shares. MesoAmerica is owned 100% by Energia Global International Ltd. ("EGI"), a Bermuda exempt company, limited by shares. TPS International Power, Inc. ("TPSI"), a Cayman Islands corporation, will be exercising voting control over and ultimately purchasing 35% of the outstanding voting securities of EGI. TPSI is a 100% wholly-owned subsidiary of TPS, which is a 100% wholly-owned subsidiary of TECO Energy, Inc. ("TECO Energy").

                                     ITEM 2
                                     ------

          State the name of any domestic associate public-utility company and, if applicable, its holding company, and a description of the relationship between the foreign utility company and such company, and the purchase price paid by any such domestic associate public-utility company for its interest in the foreign utility company.

          The only domestic associate public utility company of NORESTE is Tampa Electric Company ("Tampa Electric") which is a direct wholly-owned subsidiary of TECO Energy. Tampa Electric has not made an investment in and does not have any contractual relationship with NORESTE, nor is any such investment or contractual relationship contemplated.

          The certification of the Florida Public Service Commission, as required under Section 33(a)(2) of the Act, is attached hereto as Exhibit A.

          The Commission is requested to mail copies of all correspondence relating to this Notification to:

                                       3
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          Sheila M. McDevitt, Esq.
          Vice President and General Counsel
          TECO Energy, Inc.
          702 North Franklin Street
          Tampa, Florida  33602

          Kathleen A. Foudy, Esq.
          Mohab T. Khattab, Esq.
          Skadden, Arps, Slate, Meagher & Flom LLP
          1440 New York Ave. NW
          Washington, D.C.  20005

                                       4
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          The undersigned company has duly caused this statement to be signed on its behalf by the undersigned officer thereunto duly authorized.

                                        TECO POWER SERVICES CORPORATION



                                        By:  /s/ Richard E. Ludwig
                                             -----------------------------------
                                             Name: Richard E. Ludwig
                                             Title:   President

                                       5
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                                                                      EXHIBIT A

           [Letterhead of State of Florida Public Service Commission]

JOE GARCIA                                          CAPITOL CIRCLE OFFICE CENTER
Chairman                                            2540 Shumard Oak Boulevard
                                                    Tallahassee, FL  32399-0855
                                                    (850) 413-6042


                                February 2, 1999


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC   20549

          Re: TECO Power Services Corporation, an Affiliate Of Tampa Electric Company - Request for Certification to the SEC Regarding Foreign Utility Company Investments
               ---------------------------------------------

Dear Commissioners:

          TECO Power Services Corporation (TPS), an affiliate of Tampa Electric Company, has advised us by letter dated January 5, 1999, from R.E. Ludwig to me (attached) that it requests certification pursuant to Section 33(a)(2) of the Public Utility Holding Company Act of 1935, as amended (PUHCA), concerning various investment opportunities. In order to allow TPS to compete for or take advantage of investment opportunities in the international energy markets in a timely manner, TPS requests that the Florida Public Service Commission (Commission) provide a certification to the Securities and Exchange Commission
(SEC) which would allow TPS to obtain "foreign utility company" (FUCO) status for foreign utility investments without the need for separate certification for each investment.

          Tampa Electric Company is a domestic public utility subject to the jurisdiction of this Commission regarding retail rates, securities issuances, and certain other matters. Both Tampa Electric Company and TPS are wholly-owned subsidiaries of TECO Energy, Inc., an exempt public utility holding company under Section 3(a)(1) of PUHCA.

          In the January 5, 1999, letter, TECO Energy requests that certification would apply without investment-by-investment Commission review if certain criteria are met. By letter dated January 25, 1999, from Sheila McDevitt to Tim Devlin (attached), TPS agrees to the clarifications and modifications to the conditions proposed in TPS' letter to the Commission dated January 5, 1999. TECO Energy represents that no Tampa Electric Company (including Peoples Gas System) assets, resources, funds, or other valuable consideration are required, pledged, encumbered, liened, or are otherwise at risk in connection with TPS investments. In addition, TECO Energy agrees to the following:
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Securities and Exchange Commission
Page 2
February 2, 1999

          1. The Commission will have complete access to TPS' books and records in English;

          2. TPS will file annual reports with the Commission describing TPS' direct and indirect ownership interests;

          3. TPS will file with this Commission the same reports it is required to file with the SEC;

          4. TPS will provide notice to the Commission along with a summary description of each investment at the time of making each investment;

          5. TPS' aggregate investments as reflected on its or its affiliates' books and records at any point in time will not exceed 50% of TECO Energy's consolidated retained earnings calculated as the average of the four (4) most recent quarterly periods in TECO Energy's Form 10- K or 10-Q, as applicable, filed with the SEC; and

          6. The annual reports filed with this Commission will show the percentage TPS' aggregate investment represent of TECO Energy's consolidated retained earnings as well as separated by category, i.e., FUCOs, EWGs (foreign and domestic), and other.

Finally, if a TPS investment does not meet the criteria set forth above, TECO Energy states that TPS will seek a specific certification from this Commission with respect to such investment. For these reasons, TECO Energy asserts that the investments contemplated under this certification will not adversely affect the interests of Tampa Electric Company's ratepayers.

          These assurances notwithstanding, it should be noted that Tampa Electric Company's equity ratio has been an ongoing concern. Investments made by affiliates in foreign utility companies in which the equity ratio is significantly less than the equity ratio maintained at the utility level may have an impact on Tampa Electric Company's financial profile. The Commission has the authority to make the necessary adjustments to insulate the utility.

          Based upon the foregoing representations and conditions, the Florida Public Service Commission certifies to the SEC that it has the authority and resources to protect Tampa Electric Company ratepayers with respect to the investments contemplated under this request for certification, directly or indirectly through its affiliates, and that this Commission intends to exercise its authority with respect to TPS' proposed investments. Further this certification is valid for three (3) years from the date of this letter at which time TPS can petition to have the certification renewed. Finally, it should be noted this Commission is authorized by Section 33(a)(2) to withdraw or revise its certification prospectively as to any future acquisitions should it deem such action necessary.
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Securities and Exchange Commission
Page 3
February 2, 1999

                                        Sincerely



                                        /s/ Joe Garcia
                                        -------------------------------------
                                        Joe Garcia
                                        Chairman


JG:ALM
Attachments

cc:  All Commissioners
     William D. Talbott, Executive Director
     Dr. Mary Bane, Deputy Executive Director
     Robert D. Vandiver, General Counsel
     TECO Power Services Corporation
     TECO Energy, Inc.
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                        [Letterhead of TECO Energy, Inc.]

                                January 25, 1999

Timothy J. Devlin
Director, Division of Auditing and Financial Analysis
Florida Public Service Commission
2540 Shumard Oak Boulevard
Tallahassee, Florida 32399-0850

          Re:  TECO Power Services Corporation's FUCO Status Request

Dear Mr. Devlin:

          This letter confirms our recent discussions in which TECO Power Services Corporation ("TPS") agreed to your suggested clarifications and modifications to the conditions for the Commissions' blanket certification to the SEC which deviate from those conditions proposed in TPS's letter to the Commission dated January 5, 1999 (the "Letter"). Specifically, those clarifications and modifications to which TPS agrees are: (i) clarifying that TPS's books and records to which the Commission has access as referred to in paragraph 3 of the Letter be in English; (ii) requiring that the annual reports to be filed with the Commission as identified in paragraph 4 of the Letter include the same reports TPS files with the SEC and also include the percentage of its investments as related to TECO Energy's consolidated retained earnings identified by category, such as FUCO's, EWG's (foreign and domestic), and others; (iii) that the aggregate investments being measured shall include foreign utility companies, domestic as well as foreign EWG's, QF's and other electric utility businesses; and (iv) that the certification to the SEC granted by the Commission will be valid for a period of three (3) years from the date of issuance, at which time TPS may seek renewal.

          This is my understanding of the matters that we discussed and to which we agreed. If this requires further clarification or discussion, please contact me directly at (813) 228-1804.

                                        Sincerely,



                                        /s/ Sheila M. McDevitt
                                        ----------------------------------------
                                            Sheila M. McDevitt
                                            Vice President and General Counsel

SMM:at